UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                    SEC File Number
                                                       000-21609

                                                      Cusip Number
                                                      161635 10 7

(Check One): __ Form 10-K  __ Form 20-F  __ Form 11-K
              X Form 10-Q  __ Form N-SAR

              For Period Ended: June 30, 1997
              [     ]  Transition Report on Form 10-K
              [     ]  Transition Report on Form 20-F
              [     ]  Transition Report on Form 11-K
              [     ]  Transition Report on Form 10-Q
              [     ]  Transition Report on Form N-SAR
              For the Transition Period Ended ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________

PART I - Registrant Information

Full Name of Registrant

     CHASE PACKAGING CORPORATION

Former Name if Applicable
     N/A
_________________________________________________________________

Address of Principal Executive Office (Street and Number)

     2550 N.W. Nicolai Street

City, State and Zip Code

     Portland, OR  97210

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X   (b)     The subject annual report, semi-annual report,
             transition report on Form 10-K, Form 20-F, 11-K, Form
             N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra
Sheets If Needed)

As reported by the Company on Form 8-K filed with the Commission on July 31, 1997, the Company has notified its creditors that it has determined to begin an orderly liquidation of all the Company's remaining assets outside of a formal bankruptcy or receivership proceeding in a manner that is intended to maximum the asset values. The Company's Board of Directors has determined that it is in the best interests of the Company and all of its creditors to liquidate in an orderly fashion. In this regard, effective July 21, 1997, the Company sold the Company's Idaho Falls, Idaho operations and intends to sell the Idaho Falls facility in the near future. Additionally, the Company is preparing for an auction to be held on Thursday, August 14, 1997, at which the Company intends to auction 90% of the remaining equipment, machinery, and office equipment located at the Company's Portland, Oregon facility. Accordingly, the Company has and is devoting substantial resources in preparation for and effectuating the liquidation, which has impaired the Company's ability to prepare its Form 10-QSB for the quarterly period ended June 30, 1997. In addition, in light of the ongoing liquidation, it is not possible to accurately describe the status of the Company's operations at present. However, the Company anticipates being able to do so and to prepare and file its 10-QSB by August 30, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Vernon E. Rew, Jr.              (817)        878-6307
         (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                     X   Yes   ____ No

     ___________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       ____ Yes    X  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            CHASE PACKAGING CORPORATION
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August  13, 1997           By:  /s/ DOUG KIRKPATRICK
                                        Doug Kirkpatrick, President



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